SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2004

China Petroleum & Chemical Corporation A6, Huixindong Street, Chaoyang District Beijing, 100029 People's Republic of China Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 386)

Indicative announcement on the increase of the results of the first 3 quarters of 2004

 Summary

 The board of the Company is pleased to announce, at present, the Company estimates on a preliminary basis  that, based on the People's Republic of China Accounting Rules and Regulations, its net profit for the first 3  quarters of 2004 has increased by more than 50% compared to that in the same period of last year.

As financial information contained in the Third Quarterly Report may be different from the information contained in this announcement, potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The board of the Company is pleased to announce that in the first 3 quarters of 2004, there was a strong increase in the domestic demand for refined oil and the global chemical industry boom cycle continued. The domestic demand for chemical products maintained its strong growing momentum. Having taken advantage of the opportunities, the Company had formulated and implemented a series of effective and efficient measures, and its production and operation were in good conditions.

At present, the Company estimates that, based on the People’s Republic of China Accounting Rules and Regulations and according to unaudited data of the Company, its net profit for the first 3 quarters of 2004 is likely to record an increase of more than 50% compared to that in the same period of last year. Detailed financial information of the Company will be disclosed in the Third Quarterly Report for 2004 of the Company which is expected to be published on 29 October 2004. As such financial information may be different from the information contained in this announcement, potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

This announcement is made in accordance with the Notice concerning the Proper Compilation and Publication of Third Quarterly Report for 2004 by Listed Companies issued by the Shanghai Stock Exchange and rule 13.09(2) of the Hong Kong Listing Rules relating to simultaneous release of information.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 13 October 2004

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent directors are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge Name: Chen Ge Title: Secretary to the Board of Directors

Date: October 14, 2004